Exhibit 99.1 Press release

WiLAN Subsidiary Enters into License Agreement with DJO Global

OTTAWA, Canada – October 6, 2015 – WiLAN (TSX:WIN) (NASD:WILN) today announced that the Company’s wholly-owned subsidiary, Orthopedic Innovations Inc. has entered into a patent license agreement with DJO Global, Inc., a global provider of high-quality, orthopedic devices and surgical reconstructive implant products. The licensed patents, which were acquired from the Hospital for Special Surgery in August 2014, relate to orthopedic technologies including components used in knee replacement surgery.

“With the signing of a second license to our orthopedic technology portfolio in less than a month, our team continues to demonstrate its ability to develop and execute successful licensing programs in the medical technology market,” said Jim Skippen, President & CEO, WiLAN.

The agreement resolves litigation pending in the District of Delaware. The consideration paid to WiLAN and the terms of the license agreement are confidential.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 2, 2015 annual information form for the year ended December 31, 2014 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Ana Raman Director, Investor Relations O: 613.688.4333 C: 613.668.8874 E: araman@wilan.com

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